Mail Room 4561

October 6, 2009

David C. Habiger
President and Chief Executive Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, California 94945

> **Re: Sonic Solutions**
> **Registration Statement on Form S-3**
> **Filed on September 10, 2009**
> **File No. 333-161815**

Dear Mr. Habiger:

We have limited our review of the above-referenced registration statement of Sonic Solutions to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Documents by Reference, page 16

1. We note that you filed a Form 10-Q on August 5, 2009, prior to filing the registration statement on Form S-3. Please revise this section of your registration statement to specifically incorporate by reference the Form 10-Q. Refer to Item 12(a)(2) of Form S-3.

Signatures

2. Please indicate who is signing in the capacity of principal accounting officer or controller. See Instruction 1 to the Signatures section on Form S-3.

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Stephani Bouvet at 202-551-3545 or, in her absence, to me at 202-551-3457. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: 212-468-7900
        James R. Tanenbaum, Esq.
        Morrison & Foerster LLP